8 N. San Pedro Street Suite 200 San Jose, CA 95110

Heidi Minx
409 Petaluma Avenue
Sebastopol, CA 95472

RE: OFFER OF EMPLOYMENT WITH JUVA LIFE INC.

Dear Heidi,

Juva Life is pleased to offer you the position of VP of Marketing on the terms set forth below. Your employment start date is expected to be January 7, 2020.

As VP of Marketing, you will responsible for the overall planning and execution of the various marketing programs for the Company and its subsidiaries. This includes, but is not limited to, overall company branding, product marketing and investor communications. You will be working very closely with the executive team, particularly the CEO.

You will report to the CEO, Douglas Chloupek. Your starting salary will be $130,000, paid two times a month according to company process, and subject to standard payroll deductions and withholdings.

You will be eligible for three weeks of vacation annually. You will also be eligible to receive all other benefits the Company may provide to its employees following your start date. These benefits currently consist of Health, Dental & Vision insurances along with the ability to participate in a flexible benefits (FSA) plan.

Subject to Board approval, you will also be granted 350,000 stock options at fair market value. These options will vest over a four-year period with an initial one-year cliff.

By accepting this offer, you represent and warrant that your employment with the Company will not violate any agreements, obligations, or understandings that you may have with any third party or prior employer.

As a Company employee, you will be expected to abide by all Company policies and procedures, and sign and comply with the Company’s standard confidentiality agreement which prohibits unauthorized use or disclosure of Company confidential information.

Your employment and start date are contingent upon our completion of successful reference checks and a pre-employment background check which is routinely conducted on all new hires.

You may terminate your employment with the Company at any time and for any reason simply by notifying the Company. Likewise, the Company may terminate your employment at any time and for any reason, with or without cause or advance notice.

This letter agreement constitutes the complete, final and excusive embodiment of the employment agreement between you and the Company. It supersedes any other agreements or promises made to you by anyone, whether written or oral. This letter agreement shall be construed and interpreted in accordance with the laws of the State of California.

If you choose to accept our offer under the terms described above, please sign below and return to me. We look forward to having you as an important part of our team!

Sincerely, Juva Life Inc.

By: /s/Doug Chloupek
Doug Chloupek, CEO

Accepted by: /s/ Heidi Minx

Date: 12/17/2019

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